Exhibit 12

United Technologies Corporation and Subsidiaries

Statement Re: Computation of Ratios

	Full year
In Millions of Dollars	2005	2004	2003	2002	2001
Fixed Charges:
Interest Expense	$498	$363	$375	$381	$426
Interest Capitalized	16	11	10	16	22
One-third of rents*	100	107	87	71	68

Total Fixed Charges	$614	$481	$472	$468	$516

Earnings:
Income before income taxes and minority interests	$4,684	$3,938	$3,272	$3,090	$2,646

Fixed Charges per above	614	481	472	468	516
Less: interest capitalized	(16)	(11)	(10)	(16)	(22)

	598	470	462	452	494

Amortization of interest capitalized	10	3	4	4	18

Total Earnings	$5,292	$4,411	$3,738	$3,546	$3,158

Ratio of Earnings to Fixed Charges	8.62	9.17	7.92	7.58	6.12

*	Reasonable approximation of the interest factor